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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                     -------------------------------------

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 0-19503

                           BENTLEY INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

          MISSOURI                       0-19503
      (State or other              (Commission File No.)
jurisdiction of organization)

           9719 Conway Road
       St. Louis, Missouri 63124
(Address of principal executive offices)

Registrant's telephone number, including area code: (314) 569-1659

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value: $.18
(Title of Class)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [X]        Rule 12h-3(b)(1)(ii) [X]
     Rule 12g-4(a)(1)(ii) [X]        Rule 12h-3(b)(2)(i)  [ ]
     Rule 12g-4(a)(2)(i)  [ ]        Rule 12h-3(b)(2)(ii) [ ]
     Rule 12g-4(a)(2)(ii) [ ]        Rule 15d-6           [ ]
     Rule 12h-3(b)(1)(i)  [X]

     Approximate number of holders of record as of the certification or notice date: 81

     Pursuant to the requirements of the Securities Exchange Act of 1934, Bentley International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person:


Date: March 9, 2000           By: /s/ Lloyd R. Abrams
                              Lloyd R. Abrams
                              President and Chief Executive Officer